IMMIX BIOPHARMA, INC.

11400 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

October 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Gary Newberry
Al Pavot
Jane Park
Laura Crotty

Re:	Immix Biopharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 6, 2021
File No. 333-259591

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Immix Biopharma, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 13, 2021 (“Comment Letter”) regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Form S-1 filed October 6, 2021

Prospectus Summary, page 4

1. Please clarify the meaning of the term “ODD” the first time it is used in the Summary to ensure that lay readers will understand the disclosure.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

2. We refer to the first, third and fourth rows in your pipeline table, which indicate that soft tissue sarcoma (SST), colorectal cancer and ulcerative colitis/severe Crohn’s disease are orphan drug indications. We also note your disclosure on pages 4, 64 and 84 that soft tissue sarcoma and fistulating Crohn’s disease are orphan drug disease indications, that the FDA has granted orphan drug designation to IMX-110 for SST and that you plan to apply for orphan drug disease designation from the FDA for IMX-120 in fistulating CD. Please revise your pipeline table on pages 5 and 60 to clarify whether colorectal cancer has been granted orphan drug disease designation from the FDA and if not, that the FDA has not given any indication as to whether any of your product candidates will receive orphan drug designation. Please also advise of any correspondence you have received from the FDA confirming the status of orphan drug indications for colorectal cancer and ulcerative colitis/severe Crohn’s disease.

RESPONSE:

The Company has revised the Registration Statement to indicate that other than IMX-110, the FDA has not given any indication as to whether any of the Company’s other product candidates will receive orphan drug disease designation. In addition, the Company has not received any correspondence from the FDA confirming the status of orphan drug indications for colorectal cancer or ulcerative colitis/severe Crohn’s disease.

Sincerely,

Immix Biopharma, Inc.

/s/ Ilya Rachman
By:	Ilya Rachman
Title:	Chief Executive Officer